

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 24, 2020

Lloyd Spencer
President
Deep Green Waste & Recycling, Inc.
13110 NE 177th Place, Suite 293
Woodinville, WA 98072

> **Re: Deep Green Waste & Recycling, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed June 8, 2020**
> **File No. 333-237257**

Dear Mr. Spencer:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 14, 2020 letter.

Amendment No. 1 to Registration Statement on Form S-1

Description of Business, page 29

1. We note your revised prospectus summary and risk factor disclosure on page 12 in response to prior comment 1 that your "sole strategy is to acquire an operating business." It appears from your current disclosure that you may be a "blank check" company under Section (a)(2) of Rule 419 of the Securities Act of 1933. We note your disclosure that the company ceased operations related to its waste recycling services in 2018 and that the company intends to restart this business by acquiring an operating business. Please revise to disclose your status as a blank check company and, in an appropriate place in your filing, provide details regarding compliance with Rule 419 in connection with any offering of your securities. Additionally, it appears that you may also be a shell company. Please

Lloyd Spencer
Deep Green Waste & Recycling, Inc.
June 24, 2020
Page 2

disclose in the description of business section that you are a shell company and add a risk factor that highlights the consequences of your shell company status. Discuss the enhanced reporting requirements imposed on shell companies, and the conditions that must be satisfied before restricted and control securities may be resold in reliance on Rule 144. If you do not believe that you are a blank check company or a shell company, please provide us with your legal analysis.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 37

2.   We reviewed your response to comment 6 and the revisions to your disclosure. Please expand your disclosure to discuss your working capital deficit, including all debt that is in default at December 31, 2019 and at March 31, 2020, along with any changes in your financial condition. Refer to Item 303(a) of Regulation S-K.

Required Capital Over the Next Fiscal Year, page 38

3.   We reviewed your response to comment 8 and the revisions to your disclosure. It appears that the $1,000,000 of capital you disclose you will have to raise through the end of 2020 still does not align with the capital required to achieve your 12-month milestones. In that regard, we note that your 12-month milestones identify $2,437,000 of required capital and include other milestone items for which no cost estimates have been provided. As previously requested, please reconcile the amount of required capital over the next fiscal year disclosed on page 38 to the amount of required capital to achieve your 12-month milestones disclosed on pages 33 and 34.

You may contact Yolanda Guobadia, Staff Accountant, at (202) 551-3562 or Sondra Snyder, Staff Accountant, at (202) 551-3332 if you have questions regarding comments on the financial statements and related matters. Please contact Liz Packebusch, Staff Attorney, at (202) 551-8749 or Loan Lauren Nguyen, Legal Branch Chief, at (202) 551-3642 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Matthew McMurdo